UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 28, 2010
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes            No ☑

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-151707.

General Description of the Vessel Acquisition

Pursuant to the Acquisition Agreement dated April 8, 2010, and approval by Navios Maritime Acquisition Corporation (“Navios Acquisition”) stockholders on May 25, 2010, Navios Acquisition has acquired 13 vessels (11 product tankers and two chemical tankers), plus options to purchase two additional product tankers, by purchasing the stock of the Navios Maritime Holdings Inc. (“Navios Holdings”) subsidiary holding directly or indirectly the rights to the shipbuilding contracts or the MOAs for the vessels. The aggregate purchase price for the vessels will be $457.7 million, including approximately $76.5 million refunded to Navios Holdings, which made the first equity installment payment on the vessels of $38.7 million and other associated payments. Navios Acquisition has guaranteed approximately $334.3 million of debt financing.

The vessel acquisition consisted of three separate transactions. The largest transaction involved the purchase of nine newbuild vessels (two chemical tankers and seven MR2 product tankers). The shipbuilder of these nine vessels is Dae Sun Shipbuilding & Engineering Co., Ltd., a South Korean shipyard established in 1945.

The second transaction involved the acquisition of two LR1 product tankers for $43.5 million per vessel ($87.0 million in total) that are currently in the water and that will enter time charters upon delivery. The charters will be three-year time charters, at a hire rate of $17,000 net per vessel per day, or $18.6 million minimum contracted revenue, plus a 50/50 profit sharing arrangement with the charterer on charter revenue exceeding $17,000 per day. Upon redelivery under the charters, the vessels will be employed in a pool scheme for a period of two years, having the right to withdraw with immediate effect if the pool revenues are below prevailing market rates. The agreement provides for two additional LR1 newbuilding tankers to be employed in the pool scheme for a period of three years with similar withdrawal rights. STX Shipbuilding Co., Ltd. was the builder of these LR1 product tankers.

The third transaction involved the acquisition of two newbuild LR1 product tankers for $40.0 million per vessel ($80.0 million in total) plus two options, each of which is exercisable until January 2011, to acquire an LR1 product tanker for $40.5 million ($81.0 million if both options are exercised) with delivery dates in the fourth quarter of 2012. The shipbuilder of these tankers (including the two that may be purchased pursuant to the exercise of options) is Sungdong Shipbuilding & Marine Engineering Co., Ltd., of South Korea.

All vessels are being designed, constructed, inspected and tested in accordance with the rules and regulations of and under special survey of the American Bureau of Shipping.

A subsidiary of Navios Holdings will provide commercial and technical management services to Navios Acquisition’s fleet upon delivery.

Navios Acquisition’s Fleet

Navios Acquisition owns and, upon delivery, will operate 13 newly built vessels (11 product tankers and two chemical tankers) and will have options for two additional product tankers that will transport refined petroleum products (clean and dirty) and bulk liquid chemicals. Navios Acquisition is a holding company that owns its vessels or holds the rights to the shipbuilding contracts or the MOAs, as the case may be, through separate wholly owned subsidiaries. The following table provides summary information about Navios Acquisition’s fleet, once delivered, and the purchase price payable by the nominated subsidiaries under the Shipbuilding Contracts and the MOAs:

Type	DWT	Estimated Delivery Date	Purchase Price

LR1 Product Tanker	74,671	June 2010	$43.5 million
LR1 Product Tanker	74,671	June 2010	$43.5 million
Chemical Tanker	25,000	9/30/2010	$28.7 million
Chemical Tanker	25,000	11/30/2010	$28.7 million
LR1 Product Tanker	75,000	Q4 2011	$40.0 million
LR1 Product Tanker	75,000	Q4 2011	$40.0 million
MR2 Product Tanker	50,000	Q1 2012	$33.6 million
MR2 Product Tanker	50,000	Q2 2012	$33.6 million
MR2 Product Tanker	50,000	Q3 2012	$33.6 million
MR2 Product Tanker	50,000	Q3 2012	$33.6 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million
MR2 Product Tanker	50,000	Q4 2012	$32.9 million

Options

LR1 Product Tanker	75,000	Q4 2012(1)	$40.5 million	(1)
LR1 Product Tanker	75,000	Q4 2012(1)	$40.5 million	(1)

(1)	Subject to the exercise by Navios Acquisition of an option to acquire the vessel that expires in January 2011.

The Vessel Acquisition Agreements

The summary of the material terms of the Acquisition Agreement and related agreements, as well as the Management Agreement, the Acquisition Omnibus Agreement, and the Administrative Services Agreement appearing below is subject to the terms and conditions of all such agreements, which are attached to this report as exhibits.

The Acquisition Agreement

Pursuant to the Acquisition Agreement, Navios Acquisition acquired 13 vessels (11 product tankers and two chemical tankers), plus options to purchase two additional product tankers, by purchasing the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the shipbuilding contracts or the MOAs for the vessels.

The construction and delivery of 11 of the vessels are governed by the terms and conditions of the respective shipbuilding contract, each of which is referred to herein as a Shipbuilding Contract. Each of the contracts includes customary terms and provisions for (a) the description of each vessel, (b) the payment terms, (c) approval of plans and drawings, (d) inspection during construction, (e) sea trials, (f) delivery condition, and (g) termination of the contracts. The purchase price of the vessels under construction is payable in installments that are connected with certain shipbuilding milestones and upon delivery of each vessel. The remaining two vessels are governed by the terms and conditions of the memoranda of agreement, or MOAs. Upon signing of the MOAs, 10% of the purchase price thereunder was deposited in a joint account for release to the sellers together with the balance of 90%, which is payable upon delivery of the vessels.

The Shipbuilding Contracts

The construction and delivery of each of the 11 newbuilds, including the two under options, is governed by the terms and conditions of the respective Shipbuilding Contracts. Each of the contracts includes customary terms and provisions for (a) the description of each vessel, (b) the payment terms, (c) approval of plans and drawings, (d) inspection during construction, (e) sea trials, (f) delivery condition, and (g) termination of the contracts. The purchase price for the vessels is payable in installments that are connected with certain shipbuilding milestones and upon delivery of each vessel.

The Options

Navios Acquisition has options exercisable until January 2011 to purchase up to two LR1 newbuild vessels at $40.5 million per vessel. If the options are exercised, the construction and delivery of each vessel will be governed by the terms and conditions of a shipbuilding contract substantially the same to the ones described above.

The Memoranda of Agreement

The sale and delivery of each of the two LR1 tanker vessels, each for a purchase price of $43.5 million, is governed by the terms and conditions of a standard Memorandum of Agreement approved by the Baltic and International Maritime Council, or BIMCO, under code name SALEFORM 1993, as further negotiated by the parties. The MOA calls for a 10% deposit on the sales price with the balance to be paid on delivery of the vessels.

Management of the Fleet

Navios Acquisition outsources the commercial and technical management of its fleet to a subsidiary of Navios Holdings.

The Management Agreement

We have entered into a five-year Management Agreement with a subsidiary of Navios Holdings, pursuant to which such subsidiary (the “Manager”) will provide certain commercial and technical ship management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager will provide these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

The commercial and technical management services will include:

•	the commercial and technical management of vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts for the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•	vessel maintenance and crewing: including the supervision of the maintenance and general efficiency of vessels and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages; and

•	purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The initial term of the Management Agreement will expire May 28, 2015. Pursuant to the terms of the Management Agreement, we will pay the Manager a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, and $7,000 per owned LR1 product tanker vessel for the first two years of the term of that agreement, with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel.

The Management Agreement may be terminated prior to the end of its initial term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of Navios Acquisition. In addition, the Management Agreement may be terminated by us or by the Manager upon 120-day’s notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Management Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Management Agreement, the Management Agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365-day’s notice for any reason other than those described above.

In addition to the fixed daily fees payable under the Management Agreement, the Management Agreement provides that the Manager will be entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the Shipbuilders or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the Management Agreement, neither we nor the Manager will be liable for failure to perform any of our or its obligations, respectively, under the Management Agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager will have no liability for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability will be limited to $3.0 million for each incident or series of related incidents.

Further, under our Management Agreement, we have agreed to indemnify the Manager and its employees and agents against all actions that may be brought against them under the Management Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action; provided, however, that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the Management Agreement by the Manager.

The Administrative Services Agreement

We have entered into an Administrative Services Agreement, expiring May 28, 2015, with the Manager, pursuant to which the Manager will provide certain administrative management services to us.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120-day’s notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Administrative Services Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365-day’s notice for any reason other than those described above.

The administrative services will include:

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: providing office space, arranging meetings for our security holders, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our security holders; and client and investor relations; and

•	integration of any acquired businesses.

We will reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services

Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

The Acquisition Omnibus Agreement

We have entered into the Acquisition Omnibus Agreement with Navios Holdings and Navios Partners. The following discussion describes certain provisions of the Acquisition Omnibus Agreement.

Noncompetition

Navios Holdings and Navios Partners agree not to acquire, charter-in or own Liquid Shipment Vessels (as hereinafter defined). For purposes of the Acquisition Omnibus Agreement, “Liquid Shipment Vessels” means vessels intended primarily for the sea going shipment of liquid products, including chemical and petroleum-based products, except for container vessels and vessels that will be employed primarily in operations in South America. This restriction will not prevent Navios Holdings or any of its controlled affiliates or Navios Partners (other than us and our subsidiaries) from:

(1) acquiring a Liquid Shipment Vessel(s) from us for fair market value;

(2) acquiring a Liquid Shipment Vessel(s) as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Navios Partners, as the case may be, must offer to sell a Liquid Shipment Vessel(s) and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer a Liquid Shipment Vessel(s) and related charters to us separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Partners, as the case may be, shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings or Navios Partners, as the case may be, if we wish to acquire such a Liquid Shipment Vessel(s) and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings or Navios Partners, as the case may be, acquiring a Liquid Shipment Vessel(s) and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above.

(3) acquiring a non-controlling interest in any company, business or pool of assets;

(4) acquiring or owning a Liquid Shipment Vessel(s) and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(5) acquiring or owning a Liquid Shipment Vessel(s) subject to the offers to us described in paragraphs (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(6) providing ship management services relating to any vessel whatsoever, including to a Liquid Shipment Vessel(s) owned by the controlled affiliates of Navios Holdings; or

(7) acquiring or owning a Liquid Shipment Vessel(s) if we have previously advised Navios Holdings or Navios Partners, as the case may be, that we consent to such acquisition, or if we have been offered the opportunity to purchase such vessel pursuant to the Acquisition Omnibus Agreement and failed to do so.

If Navios Holdings or Navios Partners, as the case may be, or any of their respective controlled affiliates (other than us or our subsidiaries) acquires or owns a Liquid Shipment Vessel(s) pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the Acquisition Omnibus Agreement we have agreed, and will cause our subsidiaries to agree, not to acquire, own, operate or charter drybulk carriers (“Drybulk Carriers”). Pursuant to an agreement between them, Navios Holdings and Navios Partners may be entitled to a priority over each other depending on the class and charter length of any Drybulk Carrier. This restriction will not:

(1) prevent us or any of our subsidiaries from acquiring a Drybulk Carrier(s) and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels; provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we must offer to sell such Drybulk Carrier(s) and related charter to Navios Holdings or Navios Partners, as the case may be, for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Drybulk Carrier(s) and related charter(s) to Navios Holdings or Navios Partners, as the case may be, separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we shall notify Navios Holdings or Navios Partners, as the case may be, in writing of the proposed acquisition. Navios Holdings or Navios Partners, as the case may be, shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Drybulk Carrier(s) forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Non-Drybulk Carrier assets forming part of that business or package of assets. If Navios Holdings and Navios Partners do not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.

(2) prevent us or any of our subsidiaries from owning, operating or chartering a Drybulk Carrier(s) subject to the offer to Navios Holdings or Navios Partners described in paragraph (1) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3) prevent us or any of our subsidiaries from acquiring, operating or chartering a Drybulk Carrier(s) if Navios Holdings and Navios Partners has previously advised us that it consents to such acquisition, operation or charter, or if they have previously been offered the opportunity to purchase such Drybulk Carrier(s) and have declined to do so.

If we or any of our subsidiaries owns, operates and charters Drybulk Carriers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Rights of First Offer

Under the Acquisition Omnibus Agreement, we and our subsidiaries will grant to Navios Holdings and Navios Partners, as the case may be, a right of first offer on any proposed sale, transfer or other disposition of any of our Drybulk Carriers and related charters owned or acquired by us. Likewise, Navios Holdings and Navios Partners will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Liquid Shipment Vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Liquid Shipment Vessel(s) with a non-affiliated third party or any Drybulk Carrier(s) and related charter, we, Navios Holdings, or Navios Partners, as the case may be, will deliver a written notice to the other parties setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we, Navios Holdings or Navios Partners, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, we or Navios Holdings or Navios Partners, as the case may be, will be able within the next 180 calendar days to sell, transfer or dispose of the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Holdings, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of Navios Partners, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to Navios Partners, but shall remain binding on us and Navios Holdings. Upon a change of control of Navios Holdings, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement shall terminate; provided, however, that in no event shall the noncompetition and the rights of first refusal terminate upon a change of control of Navios Holdings prior to the fourth anniversary of the Acquisition Omnibus Agreement. Upon change of control of us, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to all parties of the Acquisition Omnibus Agreement.

The Credit Agreements

Pursuant to a credit agreement with Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank, as lenders, a credit facility of up to $150.0 million will be used to partially finance the construction of two chemical tankers and four product tankers. In addition, pursuant to a credit agreement with DVB Bank SE and Fortis Bank, as lenders, a credit facility of up to $75.0 million will be used to partially finance the construction of three product tankers. Financing of up to $25.0 million is available for each of the nine vessels. In addition, such Credit Agreements each have a six-year term, but a 17-year profile ($16.0 million per vessel balloon payment against a loan of $25.0 million per vessel). Both loans bear interest at a margin of 2.50% over the applicable base rate per annum. These term facilities provide for payment of commitment fees at 60 basis points per annum, payable quarterly in arrears, on the committed but undrawn portion of the loan and an upfront fee of 0.75% on the date of first drawn down under the agreements.

Pursuant to a revolving credit facility we intend to enter with Marfin Egnatia Bank as lender, up to $57.3 million will be made available for general corporate purposes and is currently anticipated to be drawn down to pay for a portion of the vessel acquisition purchase price. Such Credit Agreement is interest-only until maturity, subject to one-year extension periods. Such Credit Agreement bears interest at a margin of 2.75% over the applicable base rate per annum.

Pursuant to a credit agreement with DVB Bank and Fortis Bank, a credit facility of up to $52.0 million will be used to partially finance the acquisition of the two currently operating LR1 vessels. Such Credit Agreement has a six-year term, with a 14.5-year profile due to a $15.24 million per vessel balloon payment against a loan of $26.0 million per vessel. The credit facility bears interest at a margin of 2.75% over the applicable base rate per annum.

The term Credit Agreements contain favorable covenants including (a) minimum liquidity, (b) maximum total net liabilities over total net assets (effective in general after delivery of the vessels), (c) minimum net worth (effective after delivery of the vessels, but in no case no later than 2013), (d) pari passu ranking of the loans with all Navios Acquisition credit undertakings, (d) loan to value ratio covenants applicable after delivery of the vessels initially of 125%, (e) deposit of the unpaid equity portion to be released in conjunction with the loan advances at each construction stage, and (f) the ability to distribute up to 50% of net profits without the Lenders’ consent. In addition, the Credit Agreements contain no covenants that would impede our ability to grow our fleet, including no negative covenants restricting the incurrence of additional debt or preventing us from acquiring additional vessels. The Credit Agreements also require that Navios Holdings, Angeliki Frangou and their respective affiliates maintain, directly or indirectly, control over an aggregate of at least 30% of our outstanding securities.

Navios Acquisition’s Business

Navios Acquisition was formed as a “blank check” company on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its principal offices located in Piraeus, Greece. Following the vessel acquisition, Navios Acquisition’s principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals through its vessel-owning subsidiaries.

Business Strategy

We believe that the recent financial crisis and developments in the marine transportation industry, particularly in the product and chemical tanker sectors, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the product and chemical tanker sectors at this advantageous time.

Our business strategy is to develop a world-leading operator and charterer of modern, high-quality product and chemical tankers. Our principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals. We will seek to establish a leadership position by leveraging the established reputation of Navios Holdings for maintaining high standards of performance, risk management, reliability and the safety of its crews, vessels and the environment. We are committed to creating long-term stockholder value by executing on a growth strategy designed to maximize returns in all economic cycles. We believe that operating vessels in both the product and chemical tanker sectors provides us with more balanced exposure to commodities, and more diverse opportunities to generate revenues than would a focus on any single shipping sector. Should the opportunity present itself, we would also consider entering the oil tanker sector for transporting crude oil.

Our business strategy is based primarily upon the following principles:

•	Capitalize on near-historic low (inflation-adjusted) vessel prices in building a fleet of high quality, modern, double-hulled vessels;

•	Strategically manage sector exposure in product and chemical tankers;

•	Maintain an optimum charter mix;

•	Maintain a strong balance sheet and flexible capital structure;

•	Implement and sustain a competitive cost structure; and

•	Leverage the experience, brand name, global network of relationships and risk management expertise of Navios Holdings.

Capitalize on Near-Historic Low (Inflation-Adjusted) Vessel Prices

We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for tankers that have persisted since the fall of 2008. We believe the most attractive opportunity in the maritime industry is acquiring modern tonnage in the product and chemical tanker sectors that are currently at cyclically low levels.

Strategically Manage Sector Exposure

We operate a fleet of product and chemical tankers, as we believe that operating a fleet that carries refined petroleum products (clean and dirty) and bulk liquid chemicals provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the product and chemical tanker sectors over time according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of product and chemical tankers gives us the flexibility to adapt to changing market conditions, to capitalize on sector-specific opportunities and to manage our business successfully throughout varying economic cycles. We will also consider entering the crude oil transportation sector opportunistically.

Maintain Optimum Charter Mix

Depending on market conditions, we intend to deploy our vessels to leading charterers on a mix of short-, medium- and long-term time charters, including spot charters. We believe that this chartering strategy affords us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates in the event of a strong spot market. We intend to limit the duration of the charters for our newbuilding product and chemical tankers, as we believe this will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.

Maintain a Strong Balance Sheet and Flexible Capital Structure

We believe our strong balance sheet and relationships with commercial and other banks provide significant financial flexibility. We were able to fund approximately 73% of our initial vessel acquisition purchase price through favorable long-term financing. This financial flexibility permits us to pursue attractive business opportunities.

The $457.7 million aggregate purchase price of the vessels acquired pursuant to the Acquisition Agreement is being paid in several installments. The first installment of $171.7 million required $38.7 million of equity, and $133.0 million from debt financing (and the equity portion was advanced on our behalf by Navios Holdings, which we repaid on May 28, 2010). The $286.0 million balance will be paid as vessels are delivered. Of this amount, approximately $201.3 million will be financed from debt financing and the $84.7 million balance will be funded from available cash.

We expect that our strong balance sheet and significant cash balances will allow competitive bank financing for acquisitions. As a result, we believe we are well-positioned to grow our fleet by pursuing selective acquisitions of product and chemical tankers.

Implement and Sustain a Competitive Cost Structure

Pursuant to the Management Agreement and Administrative Services Agreement, a subsidiary of Navios Holdings coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that such subsidiary of Navios Holdings is able to do so at rates competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement enhances the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs.

Leverage Navios Holdings’ Experience, Brand, Network and Risk Management Expertise

Experience and Relationships

Our strategy includes capitalizing on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, as is currently the case, we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility, and track record.

Benefit from Navios Holdings’ Leading Risk Management Practices

Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates.

Navios Holdings closely monitors credit exposure to charterers and other counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high-credit, quality-collateralized corporations and financial institutions. Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. Most importantly, Navios Holdings has insured its charter-out contracts through a “AA+” rated governmental agency of an European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance). Navios Acquisition benefits from these established policies, and seeks to benefit from the credit risk insurance available to Navios Holdings, although no assurance can be provided that it will so qualify.

Legal Proceedings

To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacities as such.

Navios Maritime Holdings Inc. and Navios Maritime Partners L.P.

Our affiliates are:

•	Navios Holdings. Navios Holdings is a global and vertically integrated seaborne shipping and logistics company that specializes in a wide range of drybulk commodities, including iron ore, coal, and grain. Although Navios Holdings derives a portion of its revenue from its logistics operations, most of Navios Holdings’ revenue and net income are from vessel operations, which are virtually exclusively in the drybulk shipping sector. Navios Holdings’ policy for vessel operations has led Navios Holdings to time charter-out many of its vessels for short- to medium-term charters.

•	Navios Partners. Navios Partners operates drybulk vessels that are chartered-out for a minimum of three years. Navios Partners’ fleet currently consists of ten active Panamax vessels, three Capesize vessels and one Ultra-Handymax vessel. All of Navios Partners’ current fleet operates under long-term charter-out contracts with an average remaining charter duration of approximately 4.4 years. All of Navios Partners’ vessels are currently managed by Navios ShipManagement Inc.

Navios Maritime Acquisition Corporation
(a corporation in the development stage)
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2009

		Pro-Forma
		Adjustments With
	As at December 31,	Actual Conversion		Combined with Actual
	2009	of 10,021,399(1)		Conversion(1)
ASSETS

Current assets
Cash	87,099	—		87,099
Cash — receipt of funds from loan	—	129,659,376	(2)	129,659,376
Cash — payment of deferred underwriters’ fees	—	(8,855,000	) (3)	(8,855,000)
Cash — payment for the vessel acquisition	—	(171,748,944	) (4)	(171,748,944)
Cash — payment of transaction costs	—	(1,613,000	) (5)	(1,613,000)
Cash — release of the trust account	—	251,493,295	(6)	251,493,295
Cash — payment to convert stock into cash	—	(99,312,064	) (7)	(99,312,064)
Prepaid expenses	55,295	—		55,295

Total current assets	142,394	99,623,663		99,766,057

Other assets
Deposits for vessel acquisitions	—	171,748,944	(4)	171,748,944
Deferred transaction costs	—	1,613,000	(5)	1,613,000

Investment in trust account, including restricted cash	251,493,295	(251,493,295	) (6)	—

Deferred finance costs	—	3,327,000	(2)	3,327,000
Total other assets	251,493,295	(74,804,351)		176,688,944

Total assets	251,635,689	24,819,312		276,455,001

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	56,479	—		56,479
Accrued expenses	414,215	—		414,215
Amount due to related parties	30,119	—		30,119
Long—term debt, current portion	—	3,000,000	(2)	3,000,000

Total current liabilities	500,813	3,000,000		3,500,813

Long-term liabilities
Long-term debt, net of current portion	—	129,986,376	(2)	129,986,376
Deferred underwriters’ fees	8,855,000	(8,855,000	) (3)	—

Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190	(100,289,190	) (7)	—
Total liabilities	109,645,003	23,842,186		133,487,189

Commitments	—	—		—

Stockholders’ equity
Preferred Stock, $.0001 par value; 1,000,000 shares authorized; none issued
Common stock, $.0001 par value, authorized 100,000,000 shares; 31,625,000 shares issued and outstanding (includes the 10,119,999 shares subject to redemption)	3,163	(1,002	) (7)	2,161
Additional paid—in capital	141,588,151	978,128	(7)	142,566,279
Earnings accumulated during the development stage	399,372	—		399,372

Total stockholders’ equity	141,990,686	977,126		142,967,812

Total liabilities and stockholders’ equity	251,635,689	24,819,312		276,455,001

(1)	Assumes no Forward Contracts.

(2)	To record the receipt of proceeds from the debt financing in order to finance the vessel acquisition. Navios Acquisition will pay to the lenders upfront fees depending on the available loan amount under each facility.

(3)	To record the payment of the deferred underwriters’ fees, payable upon consummation of Navios Acquisition’s initial business combination.

(4)	To record the payment to the shipbuilders and the sellers of the vessels in the vessel acquisition of the initial installment or the deposit of the vessel acquisition, as applicable.

(5)	To record the transaction expenses, which consist of approximately (a) $490,000 for travelling and roadshow expenses, annual meeting and other expenses, (b) $245,000 for consulting expenses, (c) $763,000 for legal expenses, (d) $10,000 for audit fees, and (e) $105, 000 for printing expenses. These fees will be capitalized on the balance sheet and amortized over future periods.

(6)	To record the release of the cash held in the trust account.

(7)	To record the conversion of the 10,021,399 shares of common stock of the public holders of Navios Acquisition’s common stock who voted against the vessel acquisition proposal and properly exercised their conversion rights.

Governmental and Other Regulations

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and in addition it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), state and local governmental pollution control agencies and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to and comply with stricter environmental standards and regulations. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

International environmental regulations

The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories: conventions regarding ship safety standards, and conventions regarding measures to prevent pollution.

Ship safety regulation

In the former category, the primary international instrument is the Safety of Life at Sea Convention 1974, as amended, (SOLAS), together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port

Facilities Security (ISPS) Code. If we consummate the vessel acquisition, our owned fleet should maintain ISM and ISPS certifications for safety and security of operations.

Pollution prevention from ships

In the second main category of international regulation, pollution prevention, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of the convention. These annexes regulate the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. These regulations are enforced by the member states. We anticipate incurring costs in complying with these more stringent standards.

Revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. All of our newbuild tanker vessels will comply with Regulation 12A.

Greenhouse gas emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, referred to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. Although there was some expectation that a new climate change treaty would be adopted at the December 2009 United Nations Copenhagen climate change conference, it did not result in any legally binding commitments. Instead, the participating countries developed an accord on a framework for negotiations in 2010 that includes emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The implementation of the Copenhagen accord could lead to restrictions on the emissions of greenhouse gases from shipping. International or multinational bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s second study of greenhouse gas emissions from the global shipping fleet (2009) predicts that greenhouse emissions from ships international shipping may increase 150% to 200% by 2050 due to expected growth in international seaborne trade. The IMO recently announced its intention to develop limits on greenhouse gases from international shipping and is working on proposed mandatory technical and operational measures. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and is considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Federal regulations relating to the control of greenhouse gas emissions are likely to follow, and the U.S. Congress is also considering climate change initiatives. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. As of February 2010, the BWM Convention had been adopted by 22 states representing approximately 23% of the gross tonnage of the world’s merchant shipping. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect on December 31, 2011, even if it were to be adopted earlier.

European regulations

European regulations in the maritime sector are, in general, based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those associated with compliance with international rules and standards.

In some areas of regulation, the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, the EU adopted in 2005, and amended in 2009, a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

United States environmental regulations and laws governing civil liability for pollution

Environmental law in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the U.S. federal laws, each state may enact more stringent regulations, thus subjecting shipowners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels will call.

U.S. federal law, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. As a result of the recent oil spill in the Gulf of Mexico, there have been proposals by U.S. legislators and the public to strengthen existing laws or enact new, stricter laws regarding oil spill liability, preparedness, and cleanup. All proposals are preliminary and we cannot predict at this time whether or to what extent any new or revised laws or regulations will require us to make significant financial expenditures or subject us to higher limits of liability.

The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA as the relevant federal law, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670, et seq. This law prohibits the discharge of oil, requires an oil contingency plan be filed with the state, requires that the shipowner contract with an oil response organization and requires a valid certificated of financial responsibility, all prior to the vessel entering state waters.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended the OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of the OPA applied only to vessels that carry oil in bulk as cargo. However, before the federal requirements took effect, many of the individual states had previously adopted requirements for response plans for both non-tank and vessels. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. The OPA had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to the OPA and its regulations, which came into effect on July 31, 2009, increased the liability limits for responsible parties for any vessel other than a tank vessel to $1,000 per gross ton or $854,400, whichever is greater. For tank vessels, the liability limit depends on the size and construction of the vessel, and can be up to $3,200 per gross ton or $23,496,000, whichever is greater. As noted above, these limits of liability may increase if the laws are revised due to the recent oil spill in the Gulf of Mexico.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, liability under some state laws do not include any limits, and thus, while limitation may be available under federal law, liability under state law is considered unlimited forcing a vessel owner or operator to first pay under state law and then possibly seek reimbursement from the federal government under the limitation provisions of the OPA.

In addition, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. For vessels carrying hazardous substances as cargo or residue, the limit of liability is $300 per gross ton or $5 million, whichever is greater.

The OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under both the OPA and CERCLA. Accordingly, pursuant to the newly-increased OPA liability limits and the CERCLA liability limits discussed above, the required amounts of such financial assurance have increased as well. For example, the required amounts of financial responsibility for a non-tank vessel over 300 gross tons that is not carrying hazardous substances as cargo is $1300 per gross ton, which includes the OPA liability limit of $1,000 per gross ton and the CERCLA liability limit of $300 per gross ton. Vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty, through instruments known as Certificates of Financial Responsibility or COFRs.

Under the OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under the OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We would comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third-party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning COFRs provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes COFRs. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations that had typically provided COFRs under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage. In addition to these liabilities, the vessel owner or operator may incur the costs of response and clean-up, as well as damages to natural resources.

The United States Clean Water Act, or the Clean Water Act, prohibits the discharge of pollutants in U.S. navigable waters and imposes strict liability for unauthorized discharges in the form of administrative or civil penalties or possible criminal liability. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, finding that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel and directing the EPA to develop a system for regulating all discharges from vessels.

To comply with this court mandate, the EPA issued a final vessel general permit, or VGP, that establishes effluent discharge limits for 26 specific vessel discharges. If the vessel acquisition is consummated, we will be required to comply with the terms of the permit, including the including the state-specific conditions imposed by the individual states in certifying the permit. In addition, we will be required to file a notice of intent to continue operations under the VGP, or file for an individual permit. We would be required to install the necessary controls to meet these limitations and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In addition, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements

The Federal Clean Air Act, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels would be subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On October 9, 2008, the United States ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect on January 8, 2009.

The EPA and the State of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On April 30, 2010, the EPA published its final regulatory rule regarding stricter NOx, hydrocarbon and carbon monoxide emissions limits for new Category 3 marine diesel engines installed on vessels flagged or registered in the U.S. The final rule becomes effective June 29, 2010. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. Although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, on March 27, 2009, the United States and Canada jointly requested the IMO to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas (“ECA”) under the new Annex VI amendments. The IMO adopted the U.S. and Canada ECA designation in March 2010 through an amendment to Annex VI of MARPOL. Accordingly, from the effective date in 2012 until 2015, vessels in ECAs cannot use fuel that exceeds 1.0% sulfur and beginning in 2015 cannot use fuel that exceeds 0.1 percent sulfur. In 2016, nitrogen oxide after-treatment requirements go into effect in ECAs. Compliance with these new requirements will cause us to incur further costs.

On February 4, 2009, the U.S. Coast Guard issued a policy letter outlining the steps it will take to enforce MARPOL Annex VI, or the Annex. In addition to reviewing the certificates, fuels sales records and logs that the Annex requires, the U.S. Cost Guard intends to conduct onboard inspections of relevant systems, as well as take fuel samples. These increased inspection and sampling requirements may add cost to the current compliance costs for the Annex.

The last few years have seen an increase in air pollution regulations by U.S. state and local authorities applying to the shipping industry. California, in particular, has adopted regulations requiring the use of shoreside power for shipping fleets, banning incineration within local waters, requiring the use of low sulfur fuels, and proposals to reduce vessel speeds. These regulations impose standards and monitoring requirements on vessel owners and operators. These regulations require expenditures to add controls or operating methods as well as liabilities for noncompliance.

As noted above, in the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean going ships under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures the amount of which we cannot predict with certainty at this time.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

International Laws Governing Civil Liability to Pay Compensation or Damages

When a tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC), her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast. CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.

When a tanker is carrying clean oil products which do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention.

Outside the United States, national or other domestic laws of this kind generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the IMO’s Protocol of 1996 to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

We may decide to acquire and operate one or more non-tank vessels, which in certain circumstances may be subject to national and international laws governing pollution. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunkers Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunkers Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunkers Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunkers Convention entered into force on November 21, 2008, and in early 2009 2010 it was in effect in 47 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Inspection by Classification Societies

Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Navios Acquisition believes that its expected insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that it will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

Navios Acquisition expects to obtain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts of approximately $75,000.

Navios Acquisition will arrange, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Navios Acquisition will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance. Navios Acquisition does not expect to maintain loss of hire insurance for certain of its vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, which will cover Navios Acquisition’s third-party liabilities in connection with the operation of its ships. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Navios Acquisition’s protection and indemnity insurance coverage for pollution is expected to be $1.0 billion in the aggregate per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires in the vessel acquisition will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $8.0 million of every claim. In every claim the amount in excess of $8.0 million and up to $50.0 million is shared by the clubs under a pooling agreement. In every claim the amount in excess of $50.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $3.0 billion of coverage. Claims which exceed this amount are pooled by way of “overspill” calls, except for liabilities in respect of passengers and crew, which is capped at $3.0 billion, with a lower limit of $2.0 billion for passengers.

As a member of a P&I Association, which is a member of the International Group, Navios Acquisition will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (ETP) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Navios Acquisition’s shares.

RISK FACTORS

Risk Factors Relating to Our Business

We have no operating history and there is no operating history to as to our vessels. Accordingly, you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are a company with no operating results to date other than completing our initial public offering and the vessel acquisition described elsewhere herein. Since we do not have an operating history and since our vessels have no operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives. Accordingly, our financial statements do not provide a meaningful basis for you to evaluate our operations and ability to be profitable in the future. We cannot assure you that we will be able to implement our business strategy and thus we may not be profitable in the future.

Most of our vessels will be delivered over time, which will impact our operating results. If any of our vessels are not delivered on time or delivered with significant defects, our proposed business, results of operations and financial condition could suffer.

With the exception of our two LR1 vessels that are already in the water, the acquired vessels will be delivered over a period of time from 2010 to 2012. Accordingly, generation of revenues from these assets will be deferred until we have taken delivery of them. A delay in the delivery of any of these vessels to us or the failure of the respective shipbuilders to deliver a vessel at all could adversely affect our business, results of operations and financial condition. The delivery of these vessels could be delayed or certain events may arise that could result in our not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

While we have no immediate plans to expand our fleet, we do intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We have not identified expansion opportunities, the nature and timing of any such expansion is uncertain. We may not be successful in growing and may incur significant expenses and losses.

Risks Related to Our Indebtedness

We may not be able to secure our debt financing, which may affect our ability to make payments on the vessels pursuant to the Acquisition Agreement.

Our ability to borrow amounts under the Credit Agreements will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents, and to circumstances that may be beyond our control such as world events, economic conditions, the financial standing of the bank or its willingness to lend to shipping companies such as us. Prior to each drawdown, we will be required, among other things, to provide our Lenders with satisfactory evidence that certain conditions precedent have been met. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under our credit facility without obtaining a waiver or consent from the respective lenders.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

We incurred $334.3 million of indebtedness in connection with the purchase of the vessels in our fleet. We are required to dedicate a portion of our cash flow from operations to pay the interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends. We have not yet determined whether to purchase additional vessels or incur debt in the near future for additional vessel acquisitions. If we are unable to service our debt, it could have a material adverse effect our financial condition and results of operations.

We are highly leveraged and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.

As a result of our recent vessel acquisition, we are highly leveraged. We incurred $334.3 million of indebtedness in connection with the acquisition of the vessels. We may also increase the amount of our indebtedness in the future. The terms of the Credit Agreements do not prohibit us from doing so. Our high level of indebtedness could have important consequences to stockholders.

Because we are highly leveraged:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;

•	if new debt is added to our debt levels after the vessel acquisition, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;

•	we will be exposed to the risk of increased interest rates because our borrowings under the Credit Agreements will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our Lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Highly leveraged companies are significantly more vulnerable to unanticipated downturns and set backs, whether directly related to their business or flowing from a general economic or industry condition, and therefore are more vulnerable to a business failure or bankruptcy. Accordingly, while we view our ability to obtain a high percentage of debt as a competitive advantage, it also heightens the risk of owning our securities.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

Amounts borrowed under our credit facilities may bear interest at a margin of 250-275 basis points above LIBOR. LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness may fluctuate with changes in LIBOR, if this volatility were to continue, it could affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

Risks Related to Our Relationship with Navios Holdings and Its Affiliates

Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.

Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition. We operate in the product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently operate in those sectors, there is no assurance it will not enter them if it does, we may compete directly with Navios Holdings for business opportunities. Although we have entered into the Acquisition Omnibus Agreement with Navios Holdings and Navios Partners, in which Navios Holdings has granted us a right of first refusal with respect to Liquid Shipment Vessels, we cannot assure you that Navios Holdings will comply with this agreement.

Navios Holdings, Navios Partners and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition, and Ms. Frangou is an officer and director of Navios Partners. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Partners and Navios Holdings may conflict from time to time and their limited devotion of time and attention to our business may hurt the operation of our business.

We are dependent on a subsidiary of Navios Holdings for the technical and commercial management of our fleet.

As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to a subsidiary of Navios Holdings, the loss of services of or the failure of such subsidiary to perform could materially and adversely affect the results of our operations. Although we may have rights against Navios Holdings’ subsidiary if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our commercial and technical managers.

We outsource the management and commercial brokerage of our fleet to a subsidiary of Navios Holdings, which may create conflicts of interest.

We outsource the management and commercial brokerage of our fleet to a subsidiary of Navios Holdings, our principal corporate stockholder. Navios Holdings, and companies affiliated with Navios Holdings, own and acquire vessels that compete with our fleet. Navios Holdings has responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and Navios Holdings. These conflicts may arise in connection with the chartering of the vessels in our fleet versus carriers managed by Navios Holdings’ subsidiary or other companies affiliated with Navios Holdings.

We may choose to redeem our outstanding warrants included in the units sold in our initial public offering at a time that is disadvantageous to our warrant holders.

We may redeem the warrants issued as part of our units sold in our initial public offering at any time after the warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption; provided, however, a current registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to the shares of our common stock underlying the warrants is then effective. Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so; (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or (iii) to accept the nominal redemption price that, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We may not redeem any warrant if it is not exercisable.
The terms of our warrants can be amended with the prior written consent of the underwriters of our initial public offering and of the registered holders of a majority of our then-outstanding warrants. As Navios Holdings controls a majority of our outstanding warrants, if the consent of the underwriters is obtained, Navios Holdings may be able amend the warrants in a manner that has an adverse effect on other warrantholders.
     Our outstanding warrants may be amended with the prior written consent of each of the underwriters of our initial public offering and the registered holders of our then-outstanding warrants. Such amendments may affect the exercise price, duration of the exercise period or other elements of the warrant that may have an unfavorable effect on some warrantholders. In addition, assuming the consent of the underwriters is obtained, Navios Holdings, our affiliate, currently controls more than 50% of our outstanding warrants. As a result, Navios Holdings may have the power to amend the warrants in a way that may be unfavorable to other warrantholders.
Navios Holdings, our affiliate and a greater than 5% holder of our common stock, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively control a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.
     Navios Holdings, our affiliate and a greater than 5% holder of our common stock, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own 65.6% of our issued and outstanding shares of common stock (such percentage does not include warrant ownership), which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions.

Further, our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our initial stockholders, because of their ownership position, will have considerable influence regarding the outcome of such election.

The loss of key members of our senior management team could disrupt the management of our business.
     We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (“NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which only requires that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on NYSE in the future.

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future; and

•	limited liquidity for our stockholders due to thin trading.

Industry Risk Factors Relating to Navios Acquisition

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, during the second half of 2008 and throughout 2009, the world’s economies have experienced a major economic slowdown that is ongoing, the duration of which is very difficult to forecast and which has, and is expected to continue to have, a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ our vessels we profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	waiting days in ports;

•	regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns; and

•	competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Charter rates in the product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which, may adversely affect our earnings and ability to pay dividends.

Charter rates in the product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 655 in mid-November 2009, which represents a decline of approximately 72%. The Baltic Clean Tanker Index has fallen from 1,509 in the early summer of 2008 to 457 in mid-November 2009, or approximately 70%. In addition, the Baltic Drybulk Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94% within a single calendar year. The BDI fell over 70% during October 2008 alone. During 2009, the BDI has remained volatile, reaching peaks of 4,291 on June 3, 2009 and 4,661 on November 19, 2009, and dipping to troughs of 772 on January 5, 2009 and 2,163 on September 24, 2009. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our Lenders, or to pay dividends to our stockholders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may adversely affect our earnings and ability to make cash distributions in the event that our vessels are chartered in the spot market.

We intend to deploy at least some of our vessels in the spot market. Although spot chartering is common in the product and chemical tanker sectors, product and chemical tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently charterhire rates are at relatively low rates historically and there is no assurance that the product and chemical tanker charter market will recover over the next several months or will not continue to decline further.

Delays in deliveries of our newbuild vessels, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

The vessels purchased pursuant to the Acquisition Agreement, as well as any newbuildings we may contract to acquire or order in the future, could be delayed, not completed or canceled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order as may be agreed, or Navios Holdings, or relevant third party, could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessel;

•	a deterioration in Navios Holdings’ relations with the relevant shipbuilder; or

•	our inability to obtain requisite permits or approvals.

If delivery of any newbuild vessel acquired pursuant to the Acquisition Agreement, or any vessel we contract to acquire in the future is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.

Two of the vessels we recently acquired are secondhand vessels, and we may acquire more secondhand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.

Two of the LR1 product tanker vessels we recently acquired are secondhand vessels, and we may acquire more secondhand vessels in the future. Our inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Although we have considered the age and condition of the LR1 vessels in budgeting for operating, insurance and maintenance costs, we may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels we acquire in the future.

Our growth depends on continued growth in demand for refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

Our growth strategy focuses on expansion in the product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of refined petroleum (clean and dirty) products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum (clean and dirty) products, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to obtain customers, for which we face substantial competition.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator.

In addition to having to meet the stringent requirements set out by charterers, likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputation or experience than we do when we try to recharter our vessels. It is also likely that we will face increased numbers of competitors entering into the product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters.

As a result of these factors, we may be unable to obtain customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the product and chemical tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

Vessel values have decreased significantly, and may remain at these depressed levels, or decrease further, and over time may fluctuate substantially. Depressed vessel values could cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our contracted newbuildings, and of tankers generally, are currently significantly lower than prior to the downturn in the second half of 2008. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

In addition, as vessels grow older, they generally decline in value. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates could negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

The product and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.

The product and chemical tanker sectors of the shipping industry have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The product and chemical tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil and natural gas in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, may be subject to seasonal fluctuations.

The current global economic downturn may negatively impact our business.

In recent years, there has been a significant adverse shift in the global economy, with operating businesses facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Lower demand for tanker cargoes as well as diminished trade credit available for the delivery of such cargoes may create downward pressure on charter rates. If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	We may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate such vessels profitably.

•	The market value of our vessels could decrease significantly, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired. In addition, such a decline in the market value of our vessels could prevent us from borrowing under our credit facilitates or trigger a default under one of their covenants.

•	Charterers could have difficulty meeting their payment obligations to us.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

The economic slowdown in the Asia Pacific region has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition.

Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values. A further negative change in economic conditions in any Asia Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates further.

The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process.

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Should we not be able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.

In the highly competitive product and chemical tanker sectors of the shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our vessels in the product and chemical tanker sectors, highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and our managers to the charterers. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

Poor performance of our charters may lead to decreased revenues and a reduction in earnings.

We intend to enter into time charters for a number of our vessels and two of our LR1 tankers will enter into time charters upon delivery. Our revenues may be dependent on the performance of our charterers and, as a result, defaults by our charterers may materially adversely affect our revenues.

Charterers may terminate or default on their obligations to us, which could adversely affect our results of operations and cash flow.

Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. We intend to purchase credit default insurance against our charterers; however, there can be no assurance that such insurance will be available at commercially reasonable rates or at all. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition could be materially adversely affected.

We may not have adequate insurance to compensate us for damage to or loss of our vessels, which may have material adverse effect on our financial condition and results of operation.

We are expected to procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not expect to maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions that may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.

The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We intend to maintain insurance, consistent with industry standards, against these risks on any vessels and other business assets we may acquire upon consummation of the vessel acquisition. However, we cannot assure you that we will be able to insure against all risks adequately, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers will also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims for damages that may be asserted against us. A catastrophic oil spill or marine disaster could exceed our insurance coverage. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims, could lower our profitability and be detrimental to our operations.

Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions are considering legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We would be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (ISM) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. We anticipate that each of the vessels in our owned fleet will be ISM Code-certified. However, there can be no assurance that such certification will be secured or, if secured, maintained indefinitely.

For all vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states as a result of caused by discharges, or threatened discharges of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention became effective in contracting states on November 21, 2008 and by early 2010 it was in effect in 47 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

We operate a fleet of product and chemical tankers, which in certain circumstances may be subject to national and international laws governing pollution from such vessels. When a tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the Bunker Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Bunker Convention. The CLC applies in over 100 states around the world, but it does not apply in the United States, where the corresponding liability laws are noted for being particularly stringent.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the May 2010 oil spill in the Gulf of Mexico. Additionally, pursuant to the federal laws, each state may enact more stringent regulations, thus subjecting ship owners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels call.

In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670 et seq. These regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificated of financial responsibility, all prior to the vessel entering state waters.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain states jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the Protocol of 1996. The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under the International Convention for the Prevention of Pollution from Ships, or MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We expect to maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks would include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage may be subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for any vessels we may acquire or charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes may not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

A failure to pass inspection by classification societies could result in any vessels we may acquire becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry may cause a loss of revenue from affected vessels and damage our business reputation and condition, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For instance, if any vessels we may acquire or charter suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or dry-docked at the same time. The involvement of any vessels we may acquire or charter in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Our vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Beginning in 2008 and continuing through 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker that was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. Additionally, in December 2009, the M/V Navios Apollon, a vessel owned by our affiliate, Navios Partners, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The Navios Apollon was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer would remain liable for charter payments when a vessel is seized by pirates, the charterer could dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. The target business may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against any of our vessels or vessels we charter, or an increase in cost, or unavailability of insurance for any of our vessels or vessels we charter, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks in the United States on September 11, 2011 and the United States’ continuing response to these attacks, the attacks in London on July 7, 2005, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. The continuing conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact vessels we acquire or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Governments could requisition vessels of a target business during a period of war or emergency, resulting in a loss of earnings.

A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although a target business would be entitled to compensation in the event of a requisition of any of its vessels, the amount and timing of payment would be uncertain.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows, causing the market price of our common stock to decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and are currently in a recession. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the U.S. and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty could hamper our ability to finance such acquisitions.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide could adversely affect a target business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to decline significantly.

Because international tanker companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

It is likely that we will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions may be predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2009, the value of the U.S. dollar decreased by approximately 2.7% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Navios Holdings has limited recent experience in the product and chemical tanker sectors.

Navios Holdings, our corporate sponsor and the entity whose subsidiary provides the management and commercial brokerage of our fleet, is a vertically-integrated seaborne shipping and logistics company with over 55 years of operating history in the shipping industry. Other than with respect to limited South American operations, Navios Holdings has limited recent experience in the chemical and product tanker sectors.

Such limited experience could cause Navios Holdings to make an error in judgment that a more experienced operator in the sector might not make. If Navios Holdings’ management is not able to properly assess or ascertain a particular aspect of the product or chemical tanker sectors, it could have a material adverse affect on our operations.

Risks Related to Our Common Stock and Capital Structure

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public stockholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.

We are incorporated under the laws of the Marshall Islands and our directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us, our directors or our management based on U.S. laws in the event you believe your rights as a stockholder have been infringed, it may be difficult to enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the United States. Our business will be operated primarily from our offices in Athens, Greece. In addition, our directors and officers, following the closing, will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us, our affiliates or any expert named in this proxy statement in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, its affiliates or any expert named in this proxy statement for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands.

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms; and

•	prohibit cumulative voting in the election of directors;

These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the treasury regulations promulgated thereunder (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax described below on its U.S.-Source International Transportation Income (as defined below under “Tax Considerations — U.S. Federal Income Taxation of Navios Acquisition — Exemption of Operating Income From U.S. Federal Income Taxation”).

We expect that we and each of our vessel-owning subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S.-source income.

If we or our vessel-owning subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on its U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of its assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct or a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our projected income, assets and activities, we expect that we will be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year (we were treated as a PFIC for the 2008 and 2009 taxable years), though we do not expect to be treated as a PFIC for the 2011 and subsequent taxable years. Commencing in 2010, we intend to treat the gross income we will derive or will be deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we intend to take the position that its income from its time chartering activities does not constitute “passive income,” and the assets that it will own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. In addition, we have not received an opinion of counsel with respect to these issues. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or the IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC in future years. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations. For example, if we were treated as earning rental income from its chartering activities rather than services income, we would be treated as a PFIC.

Under the PFIC rules, unless U.S. Holders of our common stock make timely elections available under the Code (which elections could in each case have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder (we expect that we will be treated as a PFIC for the 2008, 2009 and 2010 taxable years, but not for future years), unless the U.S. Holder makes a QEF election for the first taxable year in which they hold the stock and in which we are a PFIC, or makes the mark-to-market election, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult their tax adviser with respect to any available elections that may be applicable in such a situation. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC. These consequences are discussed in more detail under the heading “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.”

Since we are a foreign private issuer, we are not subject to certain SEC regulations that companies incorporated in the United States would be subject to.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Registration rights held by our initial stockholders may have an adverse effect on the market price of our common stock.

Our initial stockholders are entitled to demand that we register the resale of their shares purchased prior to our initial public offering and the shares of common stock underlying their founding warrants at any time after they are released from escrow, which, except in limited circumstances, will not be before May 28, 2011, the first year anniversary of the consummation of our initial business combination. If such stockholders exercise their registration rights with respect to all of their shares, there will be an additional 6,325,000 shares of common stock eligible for trading in the public market. In addition, Navios Holdings, which purchased sponsor units and sponsor warrants in our private placement in June 2008, is entitled to demand the registration of the securities underlying the 6,325,000 sponsor units and 7,600,000 sponsor warrants at any time. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, there will be an additional 20,250,000 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of Navios Acquisition’s consolidated financial condition and results of operations together with Navios Acquisition’s condensed financial statements and notes thereto that appear elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

The historical condensed financial results of Navios Acquisition described below are presented in United States dollars.

Overview

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. We were formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. Prior to the recent consummation of our vessel acquisition we had neither engaged in any operations nor generated significant revenue and were considered to be in the development stage as defined in the FASB-issued guidance for Accounting and Reporting by Development Stage Enterprises. As such, the following discussion reflects our historical status as a “blank check” Company and will not be applicable to our operations going forward. We have selected December 31st as our fiscal year end.

Trends and Factors Affecting Our Future Results of Operations

Prior to our vessel acquisition we had neither engaged in any operations nor generated any revenues. We generated non-operating income in the form of interest income on cash and cash equivalents following the completion of our initial public offering. Since our initial public offering, we have paid monthly fees of $10,000 per month to Navios Holdings for office and secretarial services, and we incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

Year to year comparisons and historical results of operations are not necessarily meaningful as they show Navios Acquisition as a company without operations, which will change now that the vessel acquisition has been consummated.

Results of Operations

For the year ended December 31, 2009 compared to the year ended December 31, 2008:

The following table presents consolidated revenue and expense information for the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) to December 31, 2008 and for the period from March 14, 2008 (date of inception) to December 31,2009. This information was derived from Navios Acquisition’s audited consolidated revenue and expense accounts for the year ended December 31, 2009 and for the period from March 14, 2008 to December 31, 2008.

		Period from	Period from
		March 14, 2008	March 14, 2008
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	December 31,	December 31,	December 31,
	2009	2008	2009

Revenue	$—	$—	$ —
Expenses
General and administrative expenses	(120,000)	(60,000)	(180,000)
Formation and operating costs	(874,377)	(332,771)	(1,207,148)

Loss from operations	$(994,377)	$(392,771)	(1,387,148)
Interest income	331,656	1,435,550	1,767,206
Other income	14,909	4,405	19,314

Net income/(loss) applicable to common stockholders	$(647,812)	$1,047,184	$399,372

General and administrative expenses.  General and administrative expenses increased by $0.06 million to $0.12 million for the year ended December 31, 2009 as compared to $0.06 million for the period from March 14, 2008 (date of inception) to December 31, 2008. As of December 31, 2009, we accrued $0.03 million for administrative services rendered by Navios Holdings.

Formation and operating costs.  Formation and operating costs increased by $0.6 million to $0.9 million for the year ended December 31, 2009 as compared to $0.3 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This is due to an increase of $0.6 million in professional and other services.

Interest from trust account.  Interest from the trust account decreased by $1.1 million to $0.33 million for the year ended December 31, 2009 from $1.4 million for the period from March 14, 2008 (date of inception) to December 31, 2008. The net proceeds of our initial public offering, including amounts held in the trust account, have been invested in U.S. Treasury Bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The decrease is mainly due to the significant drop in interest rates during 2009.

Other income.  Other income is considered immaterial and is related to the unrealized gain that derives from valuation of U.S. Treasury Bills as of December 31, 2009.

Liquidity and Capital Resources

Net income decreased by $1.7 million to $0.6 million expense for the year ended December 31, 2009 from $1.1 million for the period from March 14, 2008 (date of inception) to December 31, 2008. Net income derived from interest income less general and administrative expenses and formation costs and the reasons for the decrease are discussed above. For the period presented, Earnings Before Interest and Tax (“EBITDA”) is zero.

Our liquidity needs have been satisfied to date through receipt of $25,000 in unit subscriptions from our initial stockholders, through a loan of $0.5 million from Navios Holdings, both of which are described below, and the proceeds of our investing activities. As of December 31, 2009, the balance of the loan was zero, as we fully repaid the loan in November 2008.

On March 18, 2008, we issued 8,625,000 sponsor units to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit.

On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 sponsor units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 sponsor units.

On July 1, 2008, we closed our initial public offering. Simultaneously with the closing of the initial public offering, we consummated the private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in the aggregate of $260.6 million.

On May 28, 2010, we consummated our initial business combination. In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to convert their shares into an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38.7 million and other associated payments, the balance of the trust account of $66.1 million was released to us for general operating expenses.

Cash Flow for the year ended December 31, 2009 compared to the year ended December 31, 2008:

The following table presents cash flow information for the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) through December 31, 2008 and for the period from March 14, 2008 (date of inception) through December 31, 2009. This information was derived from Navios Acquisition’s audited consolidated statement of cash flows for the year ended December 31, 2009 and for the period from March 14, 2008 (date of inception) through December 31, 2008.

			March 14, 2008
			(Date of
	Year Ended	Year Ended	Inception) to
	December 31,	December 31,	December 31,
	2009	2008	2009

Net cash provided by/(used in) operating activities	$(622,629)	$1,467,518	$844,889
Net cash provided by/(used in) investing activities	707,713	(252,201,007)	(251,493,294)
Net cash provided by financing activities	—	250,735,504	250,735,504

Net increase cash and cash equivalents	$85,084	$2,015	$87,099

Cash provided by/(used in) operating activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash provided by/(used in) operating activities decreased by $2.1 million to $(0.6) million for the year ended December 31, 2009 as compared to $1.5 million for the period from March 14, 2008 (date of inception) to December 31, 2008. The increase is analyzed as follows:

The net income for the year ended December 31, 2009, decreased to $(0.6) million from $1.5 million for the period from March 14, 2008 to December 31, 2008. The decrease is analyzed as follows:

Amounts due to related parties decreased by $0.11 million to $0.03 million as of December 31, 2009 from $0.14 million as of December 31, 2008. This decrease is mainly due to offering costs reimbursed to Navios Holdings as well as the payment of administrative fees. As of December 31, 2009, we accrued $0.03 million for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet.

Prepaid expenses and other current assets remained the same at $0.05 million for both December 31, 2009 and 2008. This amount is related to directors and officers insurance that covers the 12-month period ended June 25, 2010 and 2009, respectively.

Accrued expenses increased by $0.1 million from $0.3 million at December 31, 2008 to $0.4 million at December 31, 2009. This amount is related to accrued legal and professional fees and to fees charged by bank for services provided relating to U.S. Treasury Bills.

Accounts payable increased by $0.03 million from $0.03 million at December 31, 2008 to $0.06 million at December 31, 2009. This amount concerns payables mainly for professional fees, legal fees, filing expenses and fees charged by bank for services provided relating to U.S. Treasury Bills.

Cash provided by/(used in) investing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash provided by investing activities decreased by $251.5 million from $252.2 million at December 31, 2008 to $0.7 million at December 31, 2009.

Restricted cash held in the trust account, including short-term investments, had a balance of $251.5 million and $252.2 million as of December 31, 2009 and 2008, respectively. Out of this amount, cash held in the trust account amounted to $0 as of December 31, 2009 and 2008, respectively, and the balance amount is related to U.S. Treasury Bills. Following the completion of the initial public offering, at least 99.1% of the gross proceeds, after payment of certain amounts to the underwriters, were held in the trust account and invested in U.S. Treasury Bills. Our agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the trust account only in United States “government debt securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. For the years ended December 31, 2009 and 2008, the amount of $1.0 million and $0, respectively, was released to us out of the interest income earned, with the purpose to fund working capital requirements.

Cash provided by financing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Net cash provided by financing activities decreased by $250.7 million from $250.7 million at December 31, 2008 to $0 at December 31, 2009.

During the corresponding period of 2009, we did not have any investing activities.

Cash provided by financing activities of $250.7 million for the year ended December 31, 2008 resulted from the following: (a) proceeds from issuance of warrants from us amounting to $7.6 million (these warrants were purchased by Navios Holdings at a price of $1.00 per warrant (7.6 million warrants in the aggregate) in the private placement. The proceeds from the private placement were added to the proceeds of the initial public offering and placed in the trust account); (b) gross proceeds of $253.0 million from the sale of 25,300,000 units on July 1, 2008 at a price of $10.00 per unit; (c) proceeds from a loan of $0.5 million that we received from Navios Holdings on March 31, 2008 (the loan evidenced thereby was non-interest bearing, unsecured, and was due upon the earlier of March 31, 2009 or the completion of the initial public offering. We fully repaid the loan in November 2008.); (d) proceeds from issuance of 8,625,000 sponsor units to Navios Holdings for an aggregate purchase price of $25,000, of which an aggregate of 290,000 were transferred to our officers and directors (subsequently, on June 16, 2008, Navios Holdings agreed to return to the us an aggregate of 2,300,000 sponsor units, which, upon receipt, we cancelled. Accordingly, the initial stockholders own 6,325,000 sponsor units.); and (e) payments for underwriters’ discount and offering cost of $9.9 million.

Controls and Procedures

We are required to comply with the internal control requirements of the Sarbanes-Oxley Act.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices.

Interest Rate Risk

     Our debt is U.S. dollar-denominated and bears interest at a floating rate. For a detailed discussion of our debt, refer to the section titled “The Credit Agreements,” included elsewhere in this report. The interest on the credit facilities is at a floating rate and, therefore, changes in interest rates would have an effect on their value.

Foreign Exchange Risk

     Our reporting currency is the U.S. dollar. Although we have maintained cash accounts in foreign banks, their expenditures to date have been and are expected to be denominated in U.S. dollars. Accordingly, we have designated our functional currency as the U.S. dollar.

Concentration of Credit Risk

     Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of U.S. Treasury Bills. However, management believes the Company is not exposed to a significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Inflation

     Inflation has had a minimal impact on formation and operating expenses, and on general and administrative expenses. Our management does not consider inflation to be a significant risk to these kind of expenses in the current and foreseeable economic environment.

Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of May 28, 2010, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this report as we have conducted no operations to date.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership, as of June 3, 2010, of our common stock by Navios Holdings, each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount
	of Beneficial	Percentage of
Name and Address of Beneficial Owner(1)	Ownership	Common Stock

Navios Maritime Holdings Inc.(2)	19,972,551(2)	68.4%
Angeliki Frangou(3)	1,702,628	7.9%
Ted C. Petrone	50,000	*
Nikolaos Veraros	10,000	*
Julian David Brynteson	15,000	*
John Koilalous	15,000	*
Birgitte Noury	—	*
Anna Kalathakis	—	*
All of our officers and directors as a group(3)	1,792,628	8.3%

*	less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 85 Akti Miaouli Street, Piraeus, Greece.

(2)	Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable nor will they become exercisable within 60 days. Includes 7,600,000 shares of common stock issuable upon exercise of the private placement warrants, which are currently exercisable. Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis, and Allan Shaw. In addition, we have been informed by Navios Holdings that, based upon documents filed with the SEC that are publicly available, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings are: Angeliki Frangou, who has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million in value of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou (23.2%) and FMR LLC (6.8%). We have been informed by Navios Holdings that, other than Angeliki Frangou, the President, Chief Executive Officer and a director of Navios Holdings, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.

(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou.

The following table sets forth the beneficial ownership, as of June 3, 2010, of our common stock by each person we know to beneficially own more than 5% of our common stock based upon the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of June 3, 2010 through the exercise of any right.

	Amount
	of Beneficial	Percentage of
Name of Beneficial Owner	Ownership	Common Stock
Navios Maritime Holdings Inc.(1)	19,972,551	68.4%
Integrated Core Strategies (US) LLC(2)	7,261,260	27.1%
Genesis Capital Advisors LLC(3)	3,901,600	16.6%
Brahman Capital Corp.(4)	2,364,000	10.9%
Royal Bank of Canada(5)	2,270,600	10.5%
Bulldog Investors GP(6)	2,018,386	9.3%
Fir Tree, Inc.(7)	1,800,000	8.3%
Angeliki Frangou(8)	1,702,628	7.9%
Highbridge International LLC(9)	1,699,580	7.3%

(1)	Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable nor will they become exercisable within 60 days. Includes 7,600,000 shares of common stock issuable upon exercise of the private placement warrants, which are currently exercisable. The business address of the reporting person is 85 Akti Miaouli Street, Piraeus, Greece 185 38. The foregoing information was derived on a Schedule 13D/A filed with the SEC on May 26, 2010.

(2)	Includes 5,202,425 warrants to purchase common stock owned by Integrated Core Strategies (US) LLC (“Integrated Core Strategies”) that are currently excersisable. Represents shares held jointly by Integrated Core Strategies, Millennium Management LLC (“Millennium Management”) and Israel A. Englander (“Englander”). Millennium Management is the general partner of the managing member of Integrated Core Strategies, and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Englander is the managing member of Millennium Management. Consequently, Englander may also be deemed to have shared voting control and investment discretion over securities beneficially owned by Integrated Core Strategies. Englander and Millennium Management disclaim beneficial ownership of the securities owned by Integrated Core Strategies. The business address for the reporting persons is 666 Fifth Avenue, New York, NY 10103. The foregoing information was derived from a Schedule 13G/A filed with the SEC on January 25, 2010.

(3)	Includes 1,950,800 warrants to purchase common stock owned by Genesis Capital Advisors LLC (“Genesis”) that are currently exercisable. Represents shares owned by Genesis, Jaime Hartman (“Hartman”), Ethan Benovitz (“Benovitz”) and Daniel Saks (“Saks”). Hartman, Benovitz and Saks are the managing members of Genesis. As a result, Hartman, Benovitz and Saks may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Genesis. Hartman, Benovitz and Saks disclaim beneficial ownership of shares owned by Genesis. The business address for the reporting persons is 255 Huguenot Street, Suite 1103, New Rochelle, NY 10801. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 17, 2009.

(4)	Represents shares held by Brahman Capital Corp., Brahman Management, L.L.C., Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik. Mr. Hochfelder is the President of Brahman Capital Corp. and the Managing Member of Brahman Management, L.L.C. The business address of reporting persons is 655 Third Avenue, 11th Floor, New York, New York 10017. The foregoing information was derived from a Schedule 13G filed with the SEC on June 4, 2010.

(5)	Represents shares held by Royal Bank of Canada (“Royal Bank of Canada”) and RBC Capital Markets Corporation, an indirect wholly owned subsidiary of Royal Bank of Canada (“RBC”). The business address of Royal Bank of Canada is 200 Bay Street, Toronto, Ontario M5J 2J5 Canada and the business address of RBC is One Liberty Plaza, 165 Broadway, New York, New York 10006. The foregoing information was derived from a Schedule 13G filed with the SEC on February 16, 2010.

(6)	Phillip Goldstein and Andrew Dakos are the principals of Bulldog Investors GP. The business address of the reporting persons is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663. The foregoing information was derived from a Schedule 13D/A filed with the SEC on May 20, 2010.

(7)	Represents 285,892 shares held by Fir Tree Capital Opportunity Master Fund, L.P. (“Capital Fund”), 1,514,108 shares held by Fir Tree Value Master Fund, L.P. (“Value Fund”) and 1,800,000 shares held by Fir Tree, Inc. (“Fir Tree”). Fir Tree is the investment manager for each of Capital Fund and Value Fund, and may be deemed to be deemed to beneficially own the shares of common stock held by Capital Fund and Value Fund. The business address for Capital Fund and Value Fund is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman, Cayman Islands and the business address for Fir Tree is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 12, 2010.

(8)	Includes 1,502,628 shares held by Amadeus Maritime S.A., an entity 100% owned by Ms. Frangou, who may be deemed to beneficially own such shares. The business address of the reporting person is 85 Akti Miaouli Street, Piraeus, Greece 185 38. The foregoing information was derived on a Schedule 13D/A filed with the SEC on May 26, 2010.

(9)	Includes 1,699,580 warrants to purchase common stock owned Highbridge International LLC (“Highbridge International”). Represents shares owned by Highbridge International, Highbridge Capital Management, LLC (“Highbridge Capital Management”) and Glenn Dubin (“Dubin”). Highbridge Capital Management is the trading manager of Highbridge International. Dubin is the Chief Executive Officer of Highbridge Capital Management. Each of Highbridge Capital Management and Dubin disclaims beneficial ownership of shares of common stock held by Highbridge International. The business address for Highbridge International is c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies and the business address for Highbridge Capital Management and Dubin is 40 West 57th Street, 33rd Floor, New York, New York 10019. The foregoing information was derived from a Schedule 13G/A filed with the SEC on February 16, 2010.

Directors and Executive Officers

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position

Angeliki Frangou	44	Chairman, Chief Executive Officer and Director
Ted C. Petrone	54	President and Director
Nikolaos Veraros, CFA	39	Director
Julian David Brynteson	42	Director
John Koilalous	79	Director
Leonidas Korres	34	Chief Financial Officer
Brigitte Noury	63	Director
Anna Kalathakis	40	Director, Senior Vice President - Legal Risk Management

Angeliki Frangou has been our Chairman and Chief Executive Officer since inception. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings, our sponsor, and, since August 2007, Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece.

Ms. Frangou is a member of the Mediterranean Committee of the China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Ted C. Petrone has been our President and a member of our board of directors since March 2008. He has also been a director of Navios Holdings since May 2007, having become President of Navios Corporation (Navios Holdings’ predecessor entity) in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 31 years, 28 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. For the last 15 years, Mr. Petrone has been responsible for all the aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Nikolaos Veraros, CFA, has been a member of our board of directors since June 2008. Mr. Veraros is a senior analyst at Investments & Finance Ltd., where he has worked since August 2001, and also from June 1997 to February 1999. From March 1999 to August 2001, Mr. Veraros worked as a senior equity analyst for National Securities, S.A, a subsidiary of National Bank of Greece. He is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic Capital Market Commission. Mr. Veraros received his Bachelor of Science degree in Business Administration from the Athens University of Economics and Business and his Master of Business Administration degree in Finance/Accounting from the William E. Simon Graduate School of Business Administration at the University of Rochester.

Julian David Brynteson has been a member of our Board of Directors since June 2008. Since November 2006, Mr. Brynteson has been a managing director for sales and purchases at H. Clarkson & Company Ltd., a wholly owned subsidiary of Clarkson PLC, a London Stock Exchange-listed and leading worldwide shipbroker. Mr. Brynteson was a member of the board of directors of ISE from September 2004 until October 2005. From March 1987 to November 2006, Mr. Brynteson was employed in various capacities with Braemar Seascope Ltd. (the surviving entity following the merger between Seascope Shipping Ltd. and Braemar Shipbrokers Ltd.), a London Stock Exchange-listed shipbroker, becoming a director in the sales and purchase department in 2001.

John Koilalous has been a member of our board of directors since June 2008. Mr. Koilalous began his career in the shipping industry in the City of London in 1949, having worked for various firms both in London and Piraeus. He entered the adjusting profession in 1969, having worked for Francis and Arnold for some 18 years and then with Pegasus Adjusting Services Ltd., of which he was the founder and, until his retirement at the end of 2008, the managing director. He still remains active in an advisory capacity on matters of marine insurance claims.

Leonidas Korres has been our Chief Financial Officer since April 2010, and previously our Senior Vice President for Business Development since January 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a Senior Financial Advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a Non-Profit Company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for exploiting the Olympic venues. Mr. Korres earned his Bachelor’s degree in Economics from the Athens University of Economics and Business and his Master’s degree in Finance from the University of London.

Brigitte Noury has been a member of our board of directors since May 2010. Ms. Noury served from March 2002 until December 2009 as Director of Corporate & Investment Banking Asset & Recovery Management - Europe for Societe Generale. She also served from June 1989 until February 2002 as Head of Shipping at Societe Generale. She also served as Vice President – Shipping at Banque Indosuez from 1987 to 1989. Before that Ms. Noury served as financial controller at Banque Internationale pour l’Afrique Occidentale (further acquired by BNP Paribas). Ms. Noury received a Master of Economic Sciences degree and a Diploma in Business Administration from the University of Dijon.

Anna Kalathakis has been a member of our board of directors and Senior Vice President - Legal Risk Management since May 2010. Ms. Kalathakis has been Senior Vice President - Legal Risk Management of Navios Maritime Holdings Inc. since December 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

Board Classes

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous Julian David Brynteson and Brigitte Noury, will expire at our 2012 annual meeting of stockholders. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2010 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2011 annual meeting.

Director Independence

Our board of directors has determined that Messrs. Veraros, Koilalous and Brynteson and Ms. Noury are “independent directors” as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprising of a majority of independent directors.

Executive Compensation

Our independent directors are entitled to receive $50,000 in cash per year, from the respective start of their service on our board of directors.

Board Committees

Our board of directors has an audit committee and a nominating committee. Our board of directors has adopted a charter for the audit committee as well as a code of conduct and ethics that governs the conduct of our directors and officers.

Audit Committee

Our audit committee consists of Messrs. Veraros and Koilalous and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

The audit committee reviews the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal controls. The audit committee also selects our independent registered public accounting firm, reviews and approves the scope of the annual audit, reviews and evaluates with the independent public accounting firm our annual audit and annual consolidated financial statements, reviews with management the status of internal accounting controls, evaluates problem areas having a potential financial impact on us that may be brought to the committee’s attention by management, the independent registered public accounting firm or the board of directors, and evaluates all of our public financial reporting documents.

In addition, the audit committee reviews and approves all expense reimbursements made to our officers or directors. Any expense reimbursements payable to members of our audit committee are reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

A nominating committee of the board of directors has been established, which consists of Messrs. Veraros and Koilalous and Ms. Noury, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange.

Conflicts of Interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings and Navios Partners.

•	Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings and Navios Partners, an affiliate of Navios Holdings. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, our president and a member of our board of directors, is the president of Navios Corporation, a subsidiary of Navios Holdings, and a director of Navios Holdings. In the course of their business activities for Navios Holdings, our common officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as to Navios Holdings and Navios Partners.

•	We have entered a Management Agreement, expiring May 28, 2015, with a subsidiary of Navios Holdings, pursuant to which such subsidiary provides certain commercial and technical ship management services for a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel for the first two years of the term of that agreement.

•	We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions in which we are involved, and may also compete with us.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings and Navios Partners. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, our president and a member of our board of directors, is the president of Navios Corporation, a subsidiary of Navios Holdings, and a director of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Mr. Koilalous is the founder and managing director of Pegasus Adjusting Services, Ltd., an adjusting firm in the shipping industry. Mr. Brynteson is a managing director for sales and purchases at H. Clarkson & Company, Ltd., a subsidiary of leading worldwide shipbroker Clarkson PLC. Ms. Kalathakis is Senior Vice President – Legal Risk Management of Navios Holdings.

Navios Holdings has a significant ownership interest in us. As a result of Navios Holdings’ significant ownership stake in us and our common management, there are certain potential conflicts of interest, including potential competition as to acquisition targets and, after an acquisition has been consummated, potential competition and business relationships with each other.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including Navios Holdings, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions will require prior approval, in each instance, by a unanimous vote of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction.

Facilities

We do not own any real estate or other physical property. Our headquarters are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38.

Employees

We have three officers, two of whom are also members of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

For a description of related party transactions, see the section above titled “The Vessel Acquisition Agreements.”

PER SHARE MARKET PRICE INFORMATION

Navios Acquisition common stock, warrants and units are currently quoted on the New York Stock Exchange under the symbols “NNA,” “NNA.WS” and “NNA.U,” respectively. The closing prices of the common stock, warrants, and units, on June 3, 2010 were $6.52 per share, $1.15 per warrant and $8.85 per unit, respectively. Each unit of Navios Acquisition consists of one share of common stock and one warrant. The warrants became separable from the common stock on July 7, 2008. Each warrant entitles the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. The warrants will expire at 5:00 p.m., Eastern Standard Time, on June 25, 2013, or earlier upon redemption. Prior to July 1, 2008, there was no established public trading market for Navios Acquisition’s common stock, warrants or units.

The following table sets forth, for the calendar quarter indicated, the quarterly high and low closing sales prices of Navios Acquisition’s units, common stock and warrants on the New York Stock Exchange.

	Price Range		Price Range		Price Range
	Units		Common stock		Warrants
	High	Low	High	Low	High	Low

Quarter Ended:
June 30, 2010 (through June 3, 2010)	$11.54	$8.85	$9.95	$6.50	$1.58	$0.64
March 31, 2010	$10.32	$10.11	$9.90	$9.79	$0.68	$0.45
December 31, 2009	$10.55	$9.73	$9.90	$9.61	$0.76	$0.52
September 30, 2009	$10.05	$9.64	$9.60	$9.37	$0.81	$0.40
June 30, 2009	$9.47	$9.10	$9.36	$9.03	$0.48	$0.18
March 31, 2009	$9.20	$8.61	$9.07	$8.57	$0.20	$0.16
December 31, 2008	$9.20	$8.40	$8.70	$8.08	$0.44	$0.14
September 30, 2008*	$10.20	$9.26	$9.40	$8.79	$1.05	$0.44

(*)	Period beginning July 1, 2008.

Holders

As of June 3, 2010, there was one holder of record of our units, seven holders of record of our common stock and seven holders of record of our warrants. The units (and the shares of common stock included in the units) issued in our initial public offering were available initially only in book-entry form and are currently represented by one or more global certificates, which were deposited with, or on behalf of, DTC and registered in its name or in the name of its nominee. Accordingly, all of the public shares are held in “street name.” Navios Acquisition believes that the aggregate number of beneficial holders of its units, common stock and warrants is in excess of 400 persons.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. In addition, the terms of the Credit Agreements permit distribution of up to 50% of net profits without the respective lenders consent.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 100,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of June 3, 2010, 21,603,601 shares of common stock are outstanding, held by seven holders of record. No shares of preferred stock are currently outstanding.

Units

Public stockholders’ units

Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $7.00 per share.

Sponsor units

Our initial stockholders own 6,325,000 sponsor units. Each sponsor unit consists of one share of common stock and one warrant. The common stock and warrants comprising the sponsor units are identical to the common stock and warrants comprising the units sold in our initial public offering, except that:

•	the warrants may not be exercised unless and until the last sale price of our common stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after our initial business combination;

•	the warrants will not be redeemable by us as long as they are held by our initial stockholders or their permitted transferees;

•	the warrants may be exercised by the holders by paying cash or on a cashless basis; and

•	the sponsor units, and the underlying common stock and the warrants (including the common stock issuable upon exercise of the warrants) will not be transferable or salable, except to another entity controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes, until November 24, 2010.

Common stock

Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or conversion provisions applicable to the common stock.

Co-investment shares

Navios Holdings has purchased co-investment shares of our common stock that may not be transferred, subject to certain limited exceptions, until November 24, 2010.

Preferred stock

Our amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue, nor have we issued as of the date of this report, any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Warrants issued as part of public units

Each warrant issued in connection with the initial public offering entitles the registered holder to purchase one share of our common stock at a price of $7.00 per share, subject to adjustment as discussed below.

The warrants will expire on June 25, 2013 at 5:00 p.m., Eastern Standard Time, or earlier upon redemption.

We may redeem the outstanding warrants (except for the warrants included in the sponsor units and sponsor warrants, which are not redeemable so long as they are held by Navios Holdings or its permitted transferees) at any time:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the reported last sale price of the common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

In addition, we may not call the warrants for redemption unless the shares of common stock underlying the warrants purchased as part of the units in our initial public offering are covered by an effective registration statement and a current prospectus from the date of the call notice through the date fixed for redemption.
     The terms of our warrants, including the exercise price and the duration of the exercise period thereof, as well as any other term whose amendment may adversely affect the interest of the registered warrantholders, may be amended with the prior written consent of each of the underwriters of our initial public offering and the registered holders of a majority of the then-outstanding warrants.

We have established these criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a reasonable cushion against a negative market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise their warrant prior to the date scheduled for redemption; however, there can be no assurance that the price of the common stock will exceed the call trigger price or the warrant exercise price after the redemption call is made.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.

If we call the warrants for redemption as described above, we will have the option to require all holders that exercise warrants thereafter to do so on a “cashless basis,” although the public stockholders are not eligible to do so at their own option. Otherwise, a public warrant may only be exercised for cash. In the event we choose to require a “cashless exercise,” each exercising holder must pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation or other similar event. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement entered into in connection with the initial public offering, we agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire and be worthless.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Warrants included in the sponsor units

The warrants included in the sponsor units are identical to the warrants included in the units that were sold in our initial public offering, except as described above under “— Sponsor units.”

Sponsor warrants

In a private placement prior to our initial public offering, we sold Navios Holdings 7,600,000 sponsor warrants, at $1.00 per warrant, to purchase 7,600,000 shares of our common stock at a per-share exercise price of $7.00. The sponsor warrants are identical to the warrants included in the units sold in the initial public offering, except that:

•	the sponsor warrants may be exercised on a cashless basis; and

•	the sponsor warrants will not be redeemable by us so long as they are held by Navios Holdings or its permitted transferees; and

Exercise of the sponsor warrants on a cashless basis enables the holder to convert the value in the warrant (the fair market value of the common stock minus the exercise price of the warrant) into shares of common stock. We will establish the “value” to be converted into shares of our common stock upon exercise of the warrants on a cashless basis and provide such information in the notice of exercise. The “value” will be determined using the average reported last sale price of the common stock for the 10 trading days ending on the third business day prior to the notice of exercise by warrant holders.

The warrants included in the sponsor units and the sponsor warrants are differentiated from warrants, if any, purchased in or following the initial public offering through the legending of certificates representing the warrants included in the sponsor units and the sponsor warrants indicating the restrictions and rights specifically applicable to such warrants.

Registration Rights

Pursuant to a registration rights agreement between us and our initial stockholders entered into in connection with the initial public offering, the holders of the sponsor units (and the common stock and warrants comprising such units and the common stock issuable upon exercise of such warrants), the sponsor warrants (and the common stock issuable upon exercise of such warrants), the co-investment shares and any shares of common stock purchased pursuant to the limit orders described above are entitled to three demand registration rights, “piggy-back” registration rights and short-form resale registration rights, (which, in the case of the sponsor units, do not commence until November 24, 2010. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us.

Dividends

We have not paid any dividends on our common stock to date. The payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends is within the discretion of our board of directors. In addition, the terms of our Credit Agreements permit distribution of up to 50% of net profits without our lenders’ consent.

Transfer Agent and Warrant Agent

The transfer agent for Navios Acquisition’s securities and warrant agent for Navios Acquisition’s warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Marshall Islands Tax Considerations

Navios Acquisition is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios Acquisition is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Navios Acquisition to its stockholders.

Material U.S. Federal Income Tax Consequences

The following discussion addresses the U.S. federal income tax consequences relating to the purchase, ownership and disposition of Navios Acquisition common stock by U.S. Holders (as defined below) that hold such shares. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. No party has sought or will seek any rulings from the IRS with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way constitutes an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a holder of Navios Acquisition common stock may vary depending upon such stockholder’s particular situation or status. This discussion is limited to holders of Navios Acquisition common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to holders of shares who are subject to special treatment under U.S. federal income tax laws, including but not limited to: Non-U.S. Holders (as defined below); dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding their Navios Acquisition shares as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding their Navios Acquisition shares through partnerships, trusts or other entities; U.S. persons whose functional currency is not the U.S. dollar; stockholders who will be restricted from seeking conversion rights with respect to more than 10% of the public shares; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Navios Acquisition shares that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate the income of which is subject to United States federal income tax regardless of its source; or a trust, if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, was treated as a U.S. trust on August 19, 1996 and validly elected to continue to be treated as a U.S. trust). Stockholders may want to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Navios Acquisition shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

For purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, an individual, trust, or corporation that is a beneficial owner of Navios Acquisition shares, who is not a U.S. Holder.

U.S. Federal Income Taxation of Navios Acquisition

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. Navios Acquisition is not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax. In the absence of exemption from tax under Section 883 of the Code, Navios Acquisition’s gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income From U.S. Federal Income Taxation

In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax described below on its U.S.-source shipping income.

Under Section 883 of the Code, Navios Acquisition will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

1. Navios Acquisition and each of its vessel-owning subsidiaries is organized in a foreign country (“country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2. either:

•	more than 50% of the value of Navios Acquisition’s stock is owned, directly or indirectly, by individuals who are “residents” of Navios Acquisition’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which Navios Acquisition refers to as the “50% Ownership Test,” or

•	Navios Acquisition’s stock is “primarily and regularly traded on an established securities market” in Navios Acquisition’s country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which Navios Acquisition refers to as the “Publicly-Traded Test.”

Currently, the Republic of the Marshall Islands, the jurisdiction where Navios Acquisition is incorporated, as well as the jurisdictions where Navios Acquisition’s vessel-owning subsidiaries will be incorporated, namely, the Republic of the Marshall Islands and the Cayman Islands, grant an “equivalent exemption” to U.S. corporations. Therefore, at present, Navios Acquisition will be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if it satisfies either the 50% Ownership Test or the Publicly-Traded Test. It may be difficult for Navios Acquisition to satisfy the 50% Ownership Test for each taxable year due to the widely-held ownership of its stock. Navios Acquisition’s ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Navios Acquisition’s common stock is “primarily traded” on the New York Stock Exchange.

Under the regulations, Navios Acquisition’s stock is considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which Navios Acquisition refers to as the listing threshold. Since Navios Acquisition’s common stock, which represents more than 50% of its outstanding shares by vote and value, is listed on the New York Stock Exchange, Navios Acquisition currently satisfies the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Navios Acquisition currently satisfies the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock, which condition Navios Acquisition’s common stock meets.

Notwithstanding the foregoing, the regulations provide, in pertinent part, Navios Acquisition’s common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of its common stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of its common stock, which Navios Acquisition refers to as the “5% Override Rule.”

For purposes of being able to determine the persons who owns 5% or more of Navios Acquisition common stock, or “5% Stockholders,” the regulations permit Navios Acquisition to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in its common stock. The regulations further provide that an investment company that is registered under the Investment Company Act will not be treated as a 5% Stockholder for such purposes.

Navios Acquisition does not anticipate that its 5% Stockholders will own 50% or more of its common stock in 2010 (the first year in which it expects to derive shipping income) or in subsequent years. However, if Navios Acquisition’s 5% Stockholders did own more than 50% of Navios Acquisition’s common stock, then Navios Acquisition would be subject to the 5% Override Rule unless it were able to establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no guarantee that Navios Acquisition would be able to satisfy them.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, Navios Acquisition’s U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of Navios Acquisition’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on Navios Acquisition’s shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and Navios Acquisition’s U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, Navios Acquisition may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Navios Acquisition’s U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	Navios Acquisition has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of Navios Acquisition’s U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Navios Acquisition does not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of Navios Acquisition’s shipping operations and other activities, Navios Acquisition believes that none of its U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether Navios Acquisition will qualify for exemption under Section 883, Navios Acquisition will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by Navios Acquisition will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by Navios Acquisition with respect to Navios Acquisition’s common stock to a U.S. Holder will constitute dividends, which will be taxable as ordinary income, to the extent of Navios Acquisition’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of Navios Acquisition’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in their common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios Acquisition is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from Navios Acquisition. Dividends paid with respect to Navios Acquisition’s common stock will be treated as “passive category income” or, in the case of certain types of U.S. Holders, as “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Based upon its projected income, assets and activities, Navios Acquisition expects that it will be treated as a passive foreign investment company for the 2010 taxable year. Accordingly, the preferential tax rates for “qualified dividend income” would not be available with respect to dividends paid by Navios Acquisition to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) in 2010.

Special rules may apply to any “extraordinary dividend,” generally, a dividend in an amount which is equal to or in excess of 10%of a stockholder’s adjusted basis (or fair market value in certain definitive, pre-determined circumstances) in a share of common stock paid by Navios Acquisition.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of passive foreign investment companies below, a U.S. Holder will recognize taxable gain or loss upon a sale, exchange or other disposition (including U.S. Holders who exercise their conversion rights) of Navios Acquisition common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. These consequences are discussed in more detail below. In general, Navios Acquisition will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held Navios Acquisition common stock, either:

•	at least 75% of Navios Acquisition’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether Navios Acquisition is a passive foreign investment company, Navios Acquisition will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by Navios Acquisition in connection with the performance of services would not constitute passive income. By contrast, rental income would constitute “passive income” unless Navios Acquisition was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based upon its actual and projected income, assets and activities, Navios Acquisition expects that it will be treated for United States federal income tax purposes as a passive foreign investment company for the 2010 taxable year, that it was a PFIC for the 2008 and 2009 taxable years, and that it does not expect to be treated as a PFIC for the 2011 and subsequent taxable years. No assurances can be given as to such PFIC status, because such status requires an annual factual determination based upon the composition of Navios Acquisition’s income and assets for the entire taxable year. Although there is no legal authority directly on point, Navios Acquisition’s position with respect to future years is based principally on the view that, for purposes of determining whether Navios Acquisition is a passive foreign investment company, the gross income Navios Acquisition derives or is deemed to derive from the chartering activities of its wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, Navios Acquisition intends to take the position that such income does not constitute passive income, and the assets that Navios Acquisition or its wholly owned subsidiaries will own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether Navios

Acquisition is a passive foreign investment company. Navios Acquisition believes there is substantial analogous legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income that Navios Acquisition anticipates to derive from time charters and voyage charters as services income for other tax purposes. However, in the absence of any direct legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with Navios Acquisition’s position. The IRS or a court could take the position that the income anticipated to be derived by Navios Acquisition from its chartering activities will properly be treated as rental income rather than as services income. This position could be taken if the services provided by Navios Acquisition were insufficient to support the characterization of its chartering income as services income. If Navios Acquisition’s income were treated as rental income, then such income would be treated as passive income for purposes of the passive foreign investment company rules. In addition, although Navios Acquisition intends to conduct its affairs in a manner to avoid being classified as a passive foreign investment company with respect to any future taxable year, Navios Acquisition cannot assure you that the nature of its operations will not change in the future. The remainder of this summary assumes that Navios Acquisition will be treated as a PFIC for its 2010 taxable year but not for subsequent taxable years.

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in Navios Acquisition common stock. As discussed more fully below, if Navios Acquisition is treated as a passive foreign investment company for the 2010 taxable year (which treatment is expected), or for any future year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely filed election to treat us as a “Qualified Electing Fund,” which election Navios Acquisition refers to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to Navios Acquisition’s common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes their pro rata share of Navios Acquisition ordinary earnings and Navios Acquisition’s net capital gain, if any, for Navios Acquisition’s taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from Navios Acquisition by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of Navios Acquisition common stock. A U.S. Holder would make a QEF election with respect to any year that Navios Acquisition is a passive foreign investment company by filing IRS Form 8621 with their U.S. federal income tax return. For any taxable year which Navios Acquisition is aware that it is to be treated as a passive foreign investment company, upon request, Navios Acquisition will provide a U.S. Holder with all necessary information in order to make the QEF election described above. A QEF election will not apply to any taxable year during which Navios Acquisition is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which Navios Acquisition becomes a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to tax consequences of a QEF election with respect to Navios Acquisition.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if Navios Acquisition is treated as a passive foreign investment company for future taxable years (Navios Acquisition expects that it will be treated as a PFIC in 2010, as it was in 2008 and 2009) and, as Navios Acquisition anticipates, its stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to Navios Acquisition common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in their common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of Navios Acquisition common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election will not apply to Navios Acquisition common stock held by a U.S. Holder for any taxable year during which it is not a PFIC, but will remain in effect with respect to any subsequent taxable year in which it becomes a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to the availability and tax consequences of a mark-to-market election with respect to Navios Acquisition common stock.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if Navios Acquisition is treated as a passive foreign investment company for any taxable year (Navios Acquisition was a PFIC for its 2008 and 2009 taxable years and expects that it will be so treated for its 2010 taxable year, but not in subsequent years), a U.S. Holder who does not make either a timely QEF election or a “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on Navios Acquisition common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock, including any gain realized by a Non-Electing Holder who exercises his conversion rights. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of Navios Acquisition common stock. If a Non-Electing Holder who is an individual dies while owning Navios Acquisition common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Non-electing U.S. Holders are encouraged to consult their tax advisers regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Holder who wishes to make a QEF election for a subsequent year, but who did not make a timely QEF election for the first year holding period, may be able to make a special “purging election” pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Holder would be treated as selling their stock for fair market value on the first day of the taxable year for which the subsequent year QEF election is made. Any gain on such deemed sale would be subject to tax as discussed above. Non-Electing U.S. Holders are encouraged to consult their tax advisers regarding the availability of a “purging election” as well as other available elections.

If Navios Acquisition is treated as a PFIC for any taxable year during the holding period of a U.S. Holder (Navios Acquisition was a PFIC for its 2008 and 2009 taxable years, and expects that it will be so treated for taxable year 2010, but not in subsequent years), unless the U.S. Holder makes a timely

QEF election for the first taxable year in which they hold the stock and in which Navios Acquisition is a PFIC, or makes the mark-to-market election, Navios Acquisition will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if Navios Acquisition is not a PFIC for such years. A U.S. Holder is encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of code section 1298(b)(1). In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain definitive, pre-determined circumstances, fail to comply with applicable certification requirements.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this report constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

Navios Acquisition believes it is important to communicate its expectations to its stockholders. However, there may be events in the future that Navios Acquisition is not able to accurately predict or over which Navios Acquisition has no control. The risk factors and cautionary language discussed in this report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Navios Acquisition in its forward-looking statements, including among other things:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the product and chemical tanker sectors of the shipping industry;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking (beyond the disclosed reserve), survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Navios Acquisition’s ability to repay its credit facilities and grow using the available funds under its credit facilities;

•	Navios Acquisition’s financial condition and liquidity, including its ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

•	Navios Acquisition’s ability to enter into long-term, fixed-rate charters;

•	changing interpretations of generally accepted accounting principles;

•	continued compliance with government regulations;

•	statements about industry trends;

•	general economic conditions; and

•	geopolitical events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

All forward-looking statements included herein attributable to Navios Acquisition or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Navios Acquisition undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Exhibits

Exhibit No.	Exhibit

99.1	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings.

99.2	Credit Agreement, dated April 7, 2010 between certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank.

99.3	Credit Agreement, dated April 8, 2010 between certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank.

99.4	Form of Revolving Credit Facility with Marfin Egnatia Bank.

99.5	Facility Agreement, dated May 28, 2010 between certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Nederland) N.V.

99.6	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc.

99.7	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc.

99.8	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners.

99.9	Amended and Restated Articles of Incorporation.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
Date: June 4, 2010	By:	/s/ Angeliki Frangou
Angeliki Frangou Chairman and Chief Executive Officer